

Jardine Strategic



04036212

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release
www.jardines.com

To: Business Editor

4th August 2004
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Strategic Holdings Limited
Interim Report 2004



Highlights

- First half underlying earnings per share up 75%
- Strong contributions from Jardine Matheson, Dairy Farm and Astra
- Hongkong Land property values up 15%
- Net asset value per share* up 17% to US$9.48

"Our businesses continue to perform well and good earnings growth can be expected for the full year, although the rate of increase will flatten since the second half of 2003 was considerably stronger than the first half."

Henry Keswick, *Chairman*
4th August 2004

*Based on the market price of the Company's holdings

The basis of calculation of underlying earnings is set out on page 16.

The interim dividend of US¢4.80 per share will be payable on 20th October 2004 to shareholders on the register of members at the close of business on 27th August 2004. The ex-dividend date will be on 25th August 2004, and the share registers will be closed from 30th August to 3rd September 2004, inclusive.

Jardine Strategic Holdings Limited
Interim Report 2004

Performance

The Company's underlying net profit grew strongly in the first half of 2004 to US$191 million, up 72% over the same period last year. Since, however, a number of exceptional challenges were encountered in the first half of 2003, the 12% increase over last year's second half profit of US$170 million makes a fairer comparison. Underlying earnings per share for the first six months of 2004 were enhanced by the positive effect of share repurchases and reached US¢30.91, an increase of 75% over the first half of 2003.

There were good results from Jardine Strategic's principal subsidiaries and affiliates, which responded well to the positive economic environment in Asia that began to develop in mid-2003. Dairy Farm's excellent performance continued, and Hongkong Land's earnings rose as profits on residential sales more than offset the effect of further negative rent reversions. Mandarin Oriental's result benefited from higher occupancy levels, although some weakness in room rates remained and there were start-up costs associated with its new Washington hotel. Jardine Cycle & Carriage's earnings improvement reflected another outstanding result from its Indonesian affiliate, Astra. The contribution from Jardine Matheson's directly owned businesses was also higher with a notable turnaround in Jardine Pacific's profit, a good result in US dollar terms from Jardine Lloyd Thompson, due to the strength of Sterling, and growth in Jardine Motors Group from a better performance in the United Kingdom.

A 15% increase in the value of Hongkong Land's investment property portfolio was recorded at the half year. In accordance with International Financial Reporting Standards, the Company's share of the non-cash gain arising of US$287 million has been taken through the profit and loss account resulting in a net profit attributable to shareholders of US$501 million for the six months.

Net asset value per share at 30th June 2004, based on the market price of the Company's holdings, was US$9.48 compared with US$8.09 at the prior year end, an increase of 17%.

An increased interim dividend of US¢4.80 per share has been declared.

Business Developments

The companies within the Group remain active in building their core businesses, while taking advantage of opportunities to dispose of operations or assets that no longer meet their development criteria.

Within Jardine Matheson's directly held businesses, Jardine Pacific produced an encouraging performance, although its engineering and construction interests again experienced weak markets. The group has continued to refine its business portfolio with the sale of interests in Hawaii and Taiwan. Jardine Motors Group disposed of its motor operations in the United States and some of its interests in the United Kingdom. It also sold to Jardine Cycle & Carriage its investments in listed motor companies in Indonesia and Malaysia, the latter subject to regulatory approval. The group is concentrating on its prime operations in the United Kingdom and Southern China, including Hong Kong. Jardine Lloyd Thompson faced dollar weakness and changing reinsurance market conditions that offset improvements elsewhere, though its contribution to Jardine Matheson was bolstered by exchange translation gains. At mid-year the company announced the acquisition of a number of operations in Latin America.

Dairy Farm is strengthening its leading retail positions in Asia through acquisition and organic growth. Recent acquisitions in Malaysia and Singapore have enhanced an already improving trend in those countries, and there has been further expansion of its hypermarket operations in Southeast Asia. Progress is also being made in Southern China where 7-Eleven ended the half-year with 168 outlets and Mannings, the health and beauty chain, is planning its first store opening in the fourth quarter. Dairy Farm continues to dispose of assets with the sale of its ice manufacturing and cold store operation and properties in Hong Kong.

Jardine Cycle & Carriage made progress in focusing its motor activities on Southeast Asia with the sale of its New Zealand operations and the acquisition of Jardine Motors Group's interests in Indonesia and, in due course, Malaysia. In Singapore, agreement was reached with DaimlerChrysler to extend the group's retail exclusivity for Mercedes-Benz to the end of 2010. The company's property arm, MCL Land, is pursuing a strategy of selling investment properties to focus on development, and has recently announced the sale of a commercial property in Singapore for US$88 million.

Jardine Cycle & Carriage's principal affiliate, Astra, benefited in its motor vehicle and motorcycle markets from strong consumer demand in Indonesia. Astra's financial position continues to improve from good operating cash flows, and United Tractors, now 53% owned, raised over US$70 million through a rights issue as part of a comprehensive debt restructuring programme. Astra also took the opportunity to increase its shareholding in its agribusiness, Astra Agro Lestari, from 63% to 80%. Jardine Cycle & Carriage increased its stake in Astra from 37% to 42% during the period at a cost of some US$120 million, and is benefiting from the company's resumption of dividend payments.

Mandarin Oriental's expansion strategy has continued with the launch of its latest hotel, the 80%-owned Mandarin Oriental, Washington D.C., in March 2004. Development projects are progressing in Hong Kong, Tokyo and Boston. Mandarin Oriental has also announced that it is to manage the Hôtel Royal Monceau in Paris and two new luxury resorts in Thailand and Mexico.

The recovery in the Hong Kong office market, which began in mid-2003, has led to some improvements in values and occupancy in Hongkong Land's portfolio. The rental reversion pattern will, however, delay the benefit to earnings of a still restrained rise in rents. The group's retail portfolio continued to perform well with average rents rising further. The refurbishment of The Landmark complex in Hong Kong is making progress, and the joint-venture development in Singapore at One Raffles Quay is attracting leasing interest ahead of its completion in early 2006. The group has also achieved good contributions from its residential developments in Hong Kong and Beijing.

The Group has continued its policy of consolidating its interests by share purchases and repurchases when attractive opportunities are presented to improve returns to shareholders. In July, the Company increased its interest in Jardine Cycle & Carriage to 58% when it acquired a 3% stake in exchange for nearly half of the 9% shareholding in Malaysian listed bank, EON Capital Berhad, received by way of a distribution from Edaran Otomobil Nasional ('EON'). Its interest in EON, the Malaysian motor distributor, remains unchanged at 18%. The Company's principal attributable interests in its other strategic investments currently stand at 52% in Jardine Matheson, 42% in Hongkong Land, 78% in Dairy Farm and 74% in Mandarin Oriental.

Outlook
In conclusion, the Chairman, Henry Keswick said, "Our businesses continue to perform well and good earnings growth can be expected for the full year, although the rate of increase will flatten since the second half of 2003 was considerably stronger than the first half."

Operating Review

Jardine Matheson

Jardine Matheson achieved an underlying net profit for the first half of 2004 of US$194 million, an increase of 64% over the same period last year. Underlying earnings per share were further enhanced by the effect of share repurchases and reached US¢54.86, an increase of 70% over the first half of 2003. Of its directly held investments:

- **Jardine Pacific** increased its underlying profit for the first half by 90% to US$49 million as it benefited from the economic recovery in the region over the last nine months, and especially in its primary Hong Kong markets. It is expected that the group's earnings will stabilize in the second half. Jardine Pacific's air cargo, shipping and aviation services operations performed well with a good increase in activity; in particular HACTL reported a 16% rise in cargo throughput in the period. The construction sector remained weak, however, and Gammon won relatively little new business in the first half, though Jardine Schindler's order intake was healthy. The restaurant operations performed strongly. The group's remaining interests performed slightly ahead of last year. Jardine Pacific's Caterpillar dealerships in Hawaii and Taiwan were sold, as was its interest in United Terminal in Taiwan. A programme to sell residential properties in Hong Kong is substantially complete.

- **Jardine Motors Group's** underlying profit in the first half increased 27% to US$26 million as improvements in the United Kingdom offset the loss of contribution from the Hawaiian operations that were sold at the end of 2003. In Hong Kong, Zung Fu achieved a good order intake for Mercedes-Benz passenger cars, although margins were under pressure, and its after-sales performance remained strong. In Southern China, the Mercedes-Benz distribution joint venture produced higher volumes and margins, while an overall profit was also achieved by Zung Fu's service operations. There was a further improvement in results in the United Kingdom as the core dealerships produced a higher contribution and gains were made on property sales. A number of disposals of businesses were made by the group in the first six months, which will reduce recurring earnings in the short term. These included a rationalization of interests in Southeast Asia, whereby Jardine Cycle & Carriage has acquired the group's 34% stake in PT Tunas Ridean in Indonesia and has agreed, subject to regulatory approval, to acquire its 12% interest in Cycle & Carriage Bintang.

- **Jardine Lloyd Thompson** made encouraging progress in the first half of the year against the background of continued weakness in the United States dollar, a changing reinsurance environment and a softening of insurance rates. Brokerage and fees grew by 8% to £243 million, and profit before tax (excluding exceptional items and goodwill amortization) under United Kingdom Accounting Standards was £68 million, up 3%. The

reported figures for 2004 and prior year comparatives reflect the adoption of revised accounting standards. The Risk & Insurance Group, covering worldwide insurance and reinsurance broking and risk services activities, recorded a turnover of £203 million, up 10% (13% at constant rates of exchange). The results were impacted by the challenging market conditions, which affected Risk Solutions in particular, but the underlying business has made progress. The Employee Benefits Group produced a modest growth in turnover, and trading margins continued to improve. The company is to establish an insurance and reinsurance broking presence in certain territories in Latin America, which is an important market with the potential for the group to benefit from its specialty expertise.

Hongkong Land

Hongkong Land's first half underlying net profit rose by 24% to US$104 million as the decline in commercial revenue was more than offset by profits arising from residential sales. The group's investment property portfolio increased in value by some 15% since 31st December 2003, producing a valuation surplus of US$810 million.

The first half of 2004 saw further recovery in the Hong Kong office market, although the market remains competitive and rentals are only rising gradually. Hongkong Land continues to retain existing tenants and attract new ones, with vacancy in its portfolio falling to 6.2%. Its rental reversion pattern, however, is expected to remain negative for some time, delaying the benefit of the market recovery on underlying earnings. The group's retail portfolio continued to perform well with average rents rising further. The refurbishment of The Landmark complex is making good progress and the first phase of new luxury flagship stores are opening. Outside Hong Kong, the group's joint-venture development in Singapore at One Raffles Quay is attracting leasing interest ahead of its completion in early 2006.

Profit has been recognized on the first phase of the group's residential joint-venture development in Beijing, and the second phase is now under construction with over 90% pre-sold. Despite a slowing in the Hong Kong residential market, almost 80% of the units of the group's development in Western District were also pre-sold.

Of Hongkong Land's remaining infrastructure assets, its 37.5%-owned Tradeport logistics terminal at Hong Kong International Airport added customers, albeit at a slow pace, and 28.5%-held Asia Container Terminals took delivery of its two berths at CT8 West in May.

Dairy Farm

Dairy Farm remains focused on strengthening its leading retail positions in Asia. Its sales for the period, including associates, increased 16% to US$2.5 billion, and underlying net profit rose by 40% to US$62 million. Its businesses benefited from the stable economic environment in Asia and from acquisitions made in recent years.

Significant profit growth was achieved in Dairy Farm's North Asia operations, particularly in Hong Kong. Mannings health and beauty stores remain one of the group's best performing businesses and there was a gradual improvement at Wellcome supermarkets. 7-Eleven, which was adversely affected last year by SARS, rebounded strongly, but restaurant associate, Maxim's, is taking longer to recover. IKEA performed well in Hong Kong and Taiwan, and there are plans for store expansion in the second half. Development also continued in Southern China where 7-Eleven ended the half-year with 168 stores and Mannings plans to open its first store in Guangzhou in the fourth quarter.

The group's Southeast Asia operations again performed strongly, building on the benefits arising from recent acquisitions in Malaysia and Singapore. Seven Giant hypermarkets, Dairy Farm's main growth vehicle in the region, were opened, and the profitable Guardian health and beauty store format continued to be rolled out. Results in the Indonesian supermarkets, however, have yet to come through, and the performance in India remains disappointing.

Further selective disposals of operations and properties were made during the period, and agreement was also reached for the sale of a warehouse in Hong Kong, which completed in July. An exceptional gain of US$84 million arose on these disposals, of which US$61 million will be recognized in the second half.

Mandarin Oriental
A rebound in international travel following the impact of SARS in Asia in the first half of 2003 helped to increase occupancy levels at Mandarin Oriental, although room rates have lagged in some properties. Profit attributable to shareholders for the first six months of 2004 was US$5.6 million, compared with a loss of US$10.7 million in the first half of 2003. This improvement, coupled with the recent addition of new properties in New York and Washington D.C., makes the first half of 2004 a significant milestone for the group.

Improved occupancy in most destinations led to higher revenues from the group's subsidiary hotels. In particular, operating profit recovered in Hong Kong where both Mandarin Oriental and The Excelsior achieved strong occupancy levels, at 80% and 88%, respectively. Mandarin Oriental, Hyde Park in London continued to perform well. At the group's associate and joint venture hotels, operating profits increased with growth in Asia and the leisure markets in Hawaii and Miami. Meanwhile, Mandarin Oriental, New York is establishing itself as the leading hotel in the city and is beginning to perform in line with expectations.

The group's latest hotel, Mandarin Oriental, Washington D.C., was well received when it opened in late March, although its results were adversely affected by start-up costs. The construction of Mandarin Oriental, Tokyo, remains on track to open in early 2006, and

progress is also being made on new hotel developments at The Landmark in Hong Kong and in Boston. Over the past six months, the group's development strategy has gathered momentum with the announcement that it is to manage two luxury resorts under construction in northern Thailand and Mexico, and agreement has also been reached to manage the Hôtel Royal Monceau in Paris, which will undergo a significant renovation.

Jardine Cycle & Carriage

Improved performances from most operations enabled Jardine Cycle & Carriage to produce a good increase in earnings with underlying profit after tax and minorities for the period rising 38% to US$129 million. The effect of its rights issue in 2003 meant that underlying earnings per share increased at the lower rate of 12%.

Jardine Cycle & Carriage increased its shareholding in Astra in the half-year from 37% to its current 42% at a cost of some US$120 million. Astra's contribution to the group's underlying profit for the period was US$100 million, up 33%. There was good growth in Astra's motor vehicle and motorcycle markets in Indonesia due to continued buoyant consumer demand. The strong sales also benefited Astra's consumer finance operations. Astra's affiliate, United Tractors, now 53% held, raised over US$70 million through a rights issue in May, which it used to repurchase debt. Astra also increased its shareholding in its agribusiness, Astra Agro Lestari, from 63% to 80%.

Underlying profit from its motor operations improved by 61% to US$20 million due to the elimination of the losses from Australia and good performances by all operations except Malaysia. The New Zealand motor activities traded well prior to their sale in June 2004, which produced a gain of US$24 million. Agreement has been reached with DaimlerChrysler to extend the group's retail exclusivity in Singapore to the end of 2010. The group has expanded its Indonesian motor interests with the acquisition of a 34% shareholding in PT Tunas Ridean for US$20 million and is to acquire further 12% stake in Cycle & Carriage Bintang for US$11 million, subject to regulatory approval, which will increase its shareholding to 59%.

The underlying contribution from property was US$13 million, 26% higher than the same period last year. MCL Land is selling investment properties to focus on development. Agreement has been reached for the sale of 78 Shenton Way for US$88 million, although a write-down in value of US$19 million by MCL Land has been required prior to disposal.

Jardine Strategic Holdings Limited
Consolidated Profit and Loss Account

	(unaudited) Six months ended 30th June		Year ended 31st December
	2004 US$m	2003 US$m	2003 US$m
Revenue *(note 2)*	**2,792**	2,522	5,122
Cost of sales	**(2,071)**	(1,914)	(3,843)
Gross profit	**721**	608	1,279
Other operating income	**75**	25	60
Selling and distribution costs	**(471)**	(430)	(871)
Administration expenses	**(130)**	(115)	(236)
Other operating expenses	**(45)**	(14)	(64)
Operating profit *(note 3)*	**150**	74	168
Net financing charges	**(29)**	(34)	(60)
Share of results of associates and joint ventures excluding change in fair value of investment properties	**208**	139	353
Increase/(decrease) in fair value of investment properties	**290**	(357)	(318)
Share of results of associates and joint ventures *(note 4)*	**498**	(218)	35
Profit/(loss) before tax	**619**	(178)	143
Tax *(note 5)*	**(28)**	(17)	(36)
Profit/(loss) for the period	**591**	(195)	107
Profit/(loss) attributable to shareholders	**501**	(255)	(21)
Profit attributable to outside interests	**90**	60	128
	591	(195)	107
	US¢	US¢	US¢
Earnings/(loss) per share *(note 6)*			
- basic	**81.00**	(40.58)	(3.32)
- diluted	**80.78**	(40.70)	(3.57)

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Jardine Strategic Holdings Limited
Consolidated Balance Sheet

| | (unaudited) At 30th June | | At 31st December |
	2004 US$m	2003 US$m	2003 US$m
Net operating assets			
Goodwill	313	188	220
Tangible assets	1,238	1,093	1,260
Investment properties	45	251	232
Leasehold land payments	416	413	427
Associates and joint ventures	3,527	2,839	2,990
Other investments	301	259	304
Deferred tax assets	25	18	27
Pension assets	42	44	42
Other non-current assets	1	14	15
Non-current assets	5,908	5,119	5,517
Properties for sale	335	344	340
Stocks	409	426	508
Debtors and prepayments	289	220	293
Current tax assets	9	8	8
Bank balances and other liquid funds	458	547	418
	1,500	1,545	1,567
Non-current assets classified as held for sale (note 7)	137	-	-
Current assets	1,637	1,545	1,567
Creditors and accruals	(1,017)	(844)	(1,062)
Borrowings	(295)	(408)	(292)
Current tax liabilities	(39)	(32)	(38)
Current provisions	(19)	(13)	(21)
	(1,370)	(1,297)	(1,413)
Liabilities directly associated with non-current assets classified as held for sale (note 7)	(4)	-	-
Current liabilities	(1,374)	(1,297)	(1,413)
Net current assets	263	248	154
Long-term borrowings	(1,478)	(1,593)	(1,562)
Deferred tax liabilities	(108)	(91)	(109)
Pension liabilities	(4)	(3)	(3)
Non-current provisions	-	(17)	(6)
Other non-current liabilities	(7)	(20)	(13)
	4,574	3,643	3,978
Total equity			
Share capital	52	52	52
Share premium	1,224	1,224	1,224
Revenue and other reserves	3,226	2,345	2,635
Own shares held	(888)	(856)	(867)
Shareholders' funds	3,614	2,765	3,044
Outside interests	960	878	934
	4,574	3,643	3,978

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Jardine Strategic Holdings Limited
Consolidated Statement of Changes in Equity

	2004 US$m	2003 US$m	2003 US$m
	(unaudited) Six months ended 30th June		Year ended 31st December
Total equity at beginning of period	3,978	3,918	3,918
Change in accounting policy for goodwill	153	-	-
	4,131	3,918	3,918
Attributable to outside interests	(934)	(924)	(924)
Shareholders' funds at beginning of period	3,197	2,994	2,994
Revaluation of properties			
- net revaluation surplus/(deficit)	3	(2)	(7)
- deferred tax	-	(1)	(3)
Revaluation of other investments			
- fair value gain	25	54	117
- transfer to consolidated profit and loss account on disposal	13	-	1
Net exchange translation differences			
- amount arising in the period	(85)	48	89
- transfer to consolidated profit and loss account	(3)	1	6
Cash flow hedges			
- fair value gain	8	7	10
- transfer to consolidated profit and loss account	2	2	-
Net (loss)/profit recognized directly in equity	(37)	109	213
Profit/(loss) for the period	591	(195)	107
Total recognized profit/(loss)	554	(86)	320
Attributable to outside interests	(54)	(78)	(167)
	500	(164)	153
Dividends (note 8)	(61)	(62)	(92)
Employee share option schemes			
- value of employee services	1	-	1
Change in attributable interests	(2)	(1)	1
Increase in own shares held	(21)	(2)	(13)
Shareholders' funds at end of period	3,614	2,765	3,044
Total equity	4,574	3,643	3,978
Attributable to outside interests	(960)	(878)	(934)
Shareholders' funds	3,614	2,765	3,044

Jardine Strategic Holdings Limited
Consolidated Cash Flow Statement

	(unaudited) Six months ended 30th June 2004 US$m	(unaudited) Six months ended 30th June 2003 US$m	Year ended 31st December 2003 US$m
Operating activities			
Operating profit	150	74	168
Depreciation and amortization	63	64	134
Other non-cash items	(14)	12	51
Decrease/(increase) in working capital	48	(13)	125
Interest received	3	6	9
Interest and other financing charges paid	(31)	(40)	(86)
Tax paid	(21)	(16)	(29)
	198	87	372
Dividends from associates and joint ventures	129	128	233
Cash flows from operating activities	327	215	605
Investing activities			
Purchase of subsidiary undertakings *(note 9(a))*	(38)	(214)	(277)
Purchase of associates and joint ventures *(note 9(b))*	(150)	(101)	(184)
Repayment of amounts due to associates and joint ventures	-	(72)	(95)
Purchase of other investments	(11)	(1)	(2)
Purchase of tangible assets	(79)	(82)	(181)
Sale of subsidiary undertakings *(note 9(c))*	65	-	7
Sale of associates and joint ventures	12	7	15
Sale of other investments *(note 9(d))*	35	40	49
Sale of tangible assets	5	1	40
Sale of investment properties	43	2	6
Sale of leasehold land	11	-	-
Cash flows from investing activities	(107)	(420)	(622)
Financing activities			
Capital contribution from outside shareholders	5	4	65
Grants received	-	3	4
Drawdown of borrowings	413	253	423
Repayment of borrowings	(472)	(154)	(580)
Dividends paid by the Company	(104)	(104)	(152)
Dividends paid to outside shareholders	(15)	(35)	(112)
Cash flows from financing activities	(173)	(33)	(352)
Effect of exchange rate changes	(4)	(4)	(3)
Net increase/(decrease) in cash and cash equivalents	43	(242)	(372)
Cash and cash equivalents at beginning of period	415	787	787
Cash and cash equivalents at end of period	458	545	415

Jardine Strategic Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation

   The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting.

   In 2004, the Group early adopted the following International Financial Reporting Standards (IFRS):

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

   The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the profit and loss account. Subsequent to that date, the Group charges the cost of share options to the profit and loss account.

   The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from 5 to 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

   The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

1. Accounting Policies and Basis of Preparation (continued)

	2004 US$m	2003 US$m
The adoption of IFRS 2 resulted in:		
Six months ended 30th June		
Increase in administration expenses	1	-
Decrease in basic earnings per share (US¢)	0.06	0.02
Decrease in diluted earnings per share (US¢)	0.06	0.02
The adoption of IFRS 3 resulted in:		
At 1st January		
Increase in total equity	153	-

Following a change in the accounting standards in the United Kingdom, an associate revised its revenue recognition policy for insurance contracts settled by instalments. This revision has resulted in an acceleration of revenue recognition, offset by a deferral of a portion of revenue to recognize post placement contractual obligations. The effect of this change has been to increase profit attributable to shareholders for the six months ended 30th June 2003 and 2004 by US$1 million and US$3 million respectively.

Other than described above, there have been no other changes to the accounting policies described in the 2003 annual financial statements.

The Group's reportable segments are set out in note 2 and are described on pages 5 to 8.

2. Revenue

	Six months ended 30th June	
	2004 US$m	2003 US$m
By business:		
Dairy Farm	1,919	1,660
Mandarin Oriental	151	90
Jardine Cycle & Carriage	722	772
	2,792	2,522

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3. Operating Profit

By business:	Six months ended 30th June	
	2004 **US$m**	2003 US$m
Dairy Farm	**97**	46
Mandarin Oriental	**18**	3
Jardine Cycle & Carriage	**47**	24
	162	73
Corporate and other interests	**(12)**	1
	150	74

4. Share of Results of Associates and Joint Ventures

By business:	Six months ended 30th June	
	2004 **US$m**	2003 US$m
Jardine Matheson	**39**	11
Hongkong Land	**45**	37
Dairy Farm	**5**	5
Mandarin Oriental	**1**	-
Jardine Cycle & Carriage	**118**	86
	208	139
Increase/(decrease) in fair value of investment properties	**290**	(357)
	498	(218)

Results are shown after tax and outside interests. In 2003, results are also shown after amortization of goodwill.

5. Tax

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. The Group has no tax payable in the United Kingdom.

6. Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$501 million *(2003: loss of US$255 million)* and on the weighted average number of 619 million *(2003: 627 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by an associate.

Diluted earnings per share are calculated on profit attributable to shareholders of US$500 million *(2003: loss of US$255 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders of US$191 million and US$190 million *(2003: US$111 million and US$110 million)* respectively. A reconciliation of earnings is set out below:

		Six months ended 30th June				
	2004			2003		
		Basic earnings per share	Diluted earnings per share		Basic earnings per share	Diluted earnings per share
	US$m	US¢	US¢	US$m	US¢	US¢
Underlying profit	191	30.91	30.74	111	17.70	17.57
Increase/(decrease) in fair value of investment properties	283			(359)		
Other adjustments	27			(7)		
	310			(366)		
Profit/(loss) attributable to shareholders	501	81.00	80.78	(255)	(40.58)	(40.70)

6. Earnings Per Share (continued)

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	Six months ended 30th June	
	2004 **US$m**	2003 US$m
Increase/(decrease) in fair value of investment properties		
- Hongkong Land	**287**	(356)
- other	**(4)**	(3)
	283	(359)
Sale and closure of businesses		
- Hong Kong Ice	**11**	-
- New Zealand motor operations	**13**	-
- other	**-**	1
	24	1
Asset impairment	**-**	(3)
Fair value loss on options embedded in Jardine Matheson Guaranteed Bonds	**-**	(4)
Sale of leasehold properties	**6**	-
Sale of investments	**(5)**	-
Gain arising on increased interest in an associate	**2**	-
Debt buyback in an associate	**-**	3
Adjustments for depreciation, amortization and deferred tax*	**-**	(4)
	310	(366)

* Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis, and changes in tax rates in respect of deferred tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7. Non-current Assets Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	At 30th June 2004 US$m
Tangible assets	7
Investment properties	123
Leasehold land payments	7
Total assets	137
Creditors and accruals	(3)
Deferred tax liabilities	(1)
Total liabilities	(4)

The assets and liabilities related to a leasehold property in Dairy Farm and certain investment properties in Jardine Cycle & Carriage.

8. Dividends

	Six months ended 30th June	
	2004 US$m	2003 US$m
Final dividend in respect of 2003 of US¢9.90 (2002: US¢9.90) per share	104	104
Less Company's share of dividends paid on the shares held by an associate	(43)	(42)
	61	62

An interim dividend in respect of 2004 of US¢4.80 (2003: US¢4.60) per share amounting to a total of US$50 million (2003: US$48 million) is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$21 million (2003: US$19 million) will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

9. Notes to Consolidated Cash Flow Statement

		Six months ended 30th June	
		2004	2003
(a)	Purchase of subsidiary undertakings	**US$m**	US$m
	Purchase of shares in Dairy Farm	**21**	178
	Purchase of shares in Mandarin Oriental	**-**	7
	Purchase of shares in Jardine Cycle & Carriage	**14**	-
	Store acquisitions in Dairy Farm	**3**	27
	Other	**-**	2
		38	214

(b) Purchase of associates and joint ventures in the six months ended 30th June 2004 included the Company's increased interest in Hongkong Land of US$5 million *(2003: US$4 million)*, and Jardine Cycle & Carriage's increased interest in Astra of US$124 million *(2003: US$87 million)* and acquisition of a 34% interest in PT Tunas Ridean of US$20 million.

		Six months ended 30th June	
		2004	2003
(c)	Sale of subsidiary undertakings	**US$m**	US$m
	Tangible assets	**12**	-
	Leasehold land payments	**1**	-
	Deferred tax assets	**1**	-
	Current assets	**51**	-
	Current liabilities	**(30)**	-
	Long-term borrowings	**(2)**	-
	Deferred tax liabilities	**(1)**	-
	Net assets disposed of	**32**	-
	Cumulative exchange translation differences	**(4)**	-
	Profit on disposal	**38**	-
	Sale proceeds	**66**	-
	Cash and cash equivalents of subsidiary undertakings disposed of	**(1)**	-
	Net cash inflow	**65**	-

Net cash inflow in 2004 of US$65 million included Dairy Farm's sale of Hong Kong Ice & Cold Storage of US$20 million and Jardine Cycle & Carriage's sale of its New Zealand motor operations of US$45 million.

(d) Sale of other investments in the six months ended 30th June 2004 included the Company's interest in Hap Seng of US$20 million.

Sale of other investments in the six months ended 30th June 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

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10. Corporate Cash Flow and Net Debt

	Six months ended 30th June	
	2004 **US$m**	2003 US$m
Dividends receivable	**153**	133
Other operating cash flows	**(23)**	(22)
Cash flows from operating activities	**130**	111
Cash flows from investing activities	**(32)**	(71)
Dividends paid by the Company	**(104)**	(104)
Effect of exchange rate changes	**2**	2
Net increase in net debt	**(4)**	(62)
Net debt at beginning of period	**(641)**	(767)
Net debt at end of period	**(645)**	(829)
Represented by:		
Bank balances and other liquid funds	**64**	4
6.375% Guaranteed Bonds due 2011	**(296)**	(295)
Other long-term borrowings	**(413)**	(538)
	(645)	(829)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

11. Capital Commitments and Contingent Liabilities

	At 30th June **2004** **US$m**	At 30th June 2003 US$m	At 31st December 2003 US$m
(a) Capital commitments	**59**	185	75

(b) Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

The interim dividend of US¢4.80 per share will be payable on 20th October 2004 to shareholders on the register of members at the close of business on 27th August 2004. The ex-dividend date will be on 25th August 2004, and the share registers will be closed from 30th August to 3rd September 2004, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 30th September 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 6th October 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle   (852) 2843 8216

Golin/Harris Forrest
C T Hew   (852) 2501 7963

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.